Exhibit 99.1

BlueCity Announces Fourth Quarter and Full Year 2021 Unaudited Financial Results

BEIJING, China, April 8, 2022 (GLOBAL NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total revenues reached RMB243.6 million (US$38.2 million), a decrease of 12.6% from the same period of 2020.

•	Net loss was RMB148.7 million (US$23.3 million), compared with RMB73.1 million in the same period of 2020.

•	Adjusted Net Loss[1] (Non-GAAP) was RMB34.5 million (US$5.4 million), compared with RMB35.1 million in the same period of 2020.

•	Monthly active users (“MAUs”) of BlueCity’s apps[2] reached 7.2 million, a decrease of 5.1% from the same period of 2020.

•	Total paying users[3] of BlueCity’s apps reached 735.3 thousand, an increase of 26.3% compared with 582.0 thousand in the same period of 2020.

Full Year 2021 Highlights

•	Total revenues were RMB1,076.6 million (US$168.9 million), an increase of 4.4% from the full year of 2020.

•	Net loss was RMB309.6 million (US$48.6 million), compared with RMB221.9 million in the full year of 2020.

•	Adjusted Net Loss (Non-GAAP) was RMB177.7 million (US$27.9 million), compared with RMB38.5 million in the full year of 2020.

 1 Adjusted Net (Loss)/Income, a non-GAAP financial measure, represents net (loss)/income excluding share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions, impairment of intangible assets and goodwill and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 BlueCity’s apps include Blued and Finka. We count MAUs of Finka into our MAUs, starting from December 2020, without eliminating duplicates among our portfolio apps.

3 “Total paying users” is the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “Despite the changing macro environment, we continued to focus on improving our product offerings, bolstering our user engagement efforts, and optimizing our business operations. As a result, in the fourth quarter of 2021, the number of our paying users increased by 26% year over year to reach 735 thousand. Additionally, we further ramped up our membership services and He Health which have become vital growth drivers of our business. Membership services, in particular, recorded a 51% year-over-year increase in revenues and contributed to near 14% of our total revenues in the fourth quarter, compared to 8% in the same period of the last year. Moving into 2022, we will continue to focus on growing our core businesses to serve the wellbeing of LGBTQ community and to further enhance our market leadership.

Mr. Junchen Sun, BlueCity’s acting Chief Financial Officer commented: “Against the backdrop of a stagnated talent show live streaming industry in China, our total revenues decreased by 13% year over year in the fourth quarter of 2021. Despite these outside challenges, we remained focused on strengthening the value propositions of our core products and services which enabled our membership services and He Health platform to achieve solid performance in the quarter. In addition, we continued to implement our cost control initiatives to further optimize our cost structure and operating efficiency. As such, going forward, we are confident in realizing our long-term growth.”

Fourth Quarter 2021 Financial Results

Total Revenues

Total revenues were RMB243.6 million (US$38.2 million), representing a decrease of 12.6% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB183.8 million (US$28.8 million), representing a decrease of 17.9% from the same period of 2020. The decrease was primarily due to the decrease in the average spending per paying user for live streaming services as a result of the unfavorable headwind in the talent show live streaming industry in China.

Membership services. Revenues from membership services reached RMB33.6 million (US$5.3 million), representing an increase of 51.3% from the same period of 2020. The increase was primarily due to the increase in the number of paying users benefited from diverse membership service offerings on the Company’s apps.

Advertising services. Revenues from advertising services reached RMB10.3 million (US$1.6 million), representing a decrease of 45.6% from the same period of 2020, the decrease was primarily due to the evolving regulatory requirements and changing macroeconomic environment of the mobile advertising business.

Merchandise sales. Revenues from merchandise sales of “He Health” reached RMB14.7 million (US$2.3 million), representing an increase of 40.2% from the same period of 2020. The increase was primarily due to the growth of the Company’s health-related services.

Others. Revenues from other services were RMB1.1 million (US$0.2 million), representing a decrease of 64.4% from the same period of 2020. The decrease was primarily due to the decreased revenue from family planning services as the Company had ceased to provide these services since March 2021.

Cost and expenses

•	Cost of revenues. The cost of revenues was RMB165.9 million (US$26.0 million), representing a year-over-year decrease of 20.7%. The decrease was primarily due to the decrease of revenue-sharing costs in line with the decreased revenue from live streaming services, partially offset by the increased cost of products in connection with the growth of “He Health” merchandise sales.

•	Selling and marketing expenses. Selling and marketing expenses were RMB29.3 million (US$4.6 million), representing a year-over-year decrease of 41.1%. The decrease was mainly due to the decreased advertising and promotion expenses and staff cost, partially offset by the increased share-based compensation expenses.

•	Technology and development expenses. Technology and development expenses were RMB53.8 million (US$8.4 million), representing a year-over-year increase of 44.1%. The increase was mainly due to the content, server and bandwidth cost, the increased staff cost in technology and development department, and share-based compensation expenses.

•	General and administration expenses. General and administrative expenses were RMB36.9 million (US$5.8 million), representing a year-over-year decrease of 34.8%. The decrease was mainly due to the decrease of share-based compensation expenses and professional fee, partially offset by the increased staff cost.

•	Impairment of intangible assets and goodwill. Impairment of intangible assets and goodwill was RMB103.9 million (US$16.3 million).

Operating loss

Operating loss was RMB146.2 million (US$22.9 million), compared with RMB74.1 million in the fourth quarter of 2020.

Income tax benefit/(expense)

Income tax expense was RMB3.0 million (US$0.5 million), compared with income tax benefit of RMB1.9 million in the fourth quarter of 2020.

Net loss

Net loss was RMB148.7 million (US$23.3 million), compared with RMB73.1 million in the fourth quarter of 2020.

Adjusted net loss (Non-GAAP) 4

Adjusted net loss was RMB34.5 million (US$5.4 million) compared RMB35.1 million in the fourth quarter of 2020.

Cash and cash equivalents and term deposits

As of December 31, 2021, the Company had cash and cash equivalents and term deposits of RMB349.8 million (US$54.9 million), compared to RMB611.8 million as of December 31, 2020.

Full Year 2021 Financial Results

Total Revenues

Total revenues were RMB1,076.6 million (US$168.9 million), representing an increase of 4.4% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB820.8 million (US$128.8 million), representing a decrease of 5.5% from the full year of 2020. The decrease was primarily due to the decrease in the average spending per paying user for live streaming services as a result of the unfavorable headwind in the talent show live streaming industry in China.

Membership services. Revenues from membership services reached RMB128.8 million (US$20.2 million), representing an increase of 80.8% from the full year of 2020. The increase was primarily due to the increase in the number of paying users benefited from diverse membership service offerings on the Company’s apps.

Advertising services. Revenues from advertising services reached RMB53.9 million (US$8.5 million), representing an increase of 18.5% from the full year of 2020, the increase was primarily due to the Company’s enhanced efforts to attract more advertisers with diverse advertising and marketing solutions as well as improved advertising efficiency, despise the evolving regulatory requirements and macroeconomic environment of the mobile advertising business.

Merchandise sales. Revenues from merchandise sales of “He Health” reached RMB64.2 million (US$10.1 million), representing an increase of 123.9% from the full year of 2020. The increase was primarily due to the growth of the Company’s health-related services.

Others. Revenues from other services were RMB8.9 million (US$1.3 million), representing a decrease of 47.9% from the full year of 2020. The decrease was primarily due to the decreased revenue from family planning services as the Company had ceased to provide these services since March 2021.

4 Adjusted net (loss)/income is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Cost and expenses

•	Cost of revenues. The cost of revenues was RMB728.1 million (US$114.2 million), representing a year-over-year increase of 1.1%. The increase was primarily due to the cost of products in connection with the growth of “He Health” merchandise sales and the increase of staff cost, partially offset by the decreased revenue-sharing costs in line with the decreased revenue from live streaming services, and the decreased share-based compensation expenses.

•	Selling and marketing expenses. Selling and marketing expenses were RMB220.5 million (US$34.6 million), representing a year-over-year increase of 17.7%. The increase was mainly due to the increase of staff cost and advertising and promotion expenses.

•	Technology and development expenses. Technology and development expenses were RMB219.7 million (US$34.5 million), representing a year-over-year increase of 47.2%. The increase was mainly due to the increased staff cost in technology and development department and the content, server and bandwidth cost, of which has been partially offset by the decrease of share-based compensation expenses.

•	General and administration expenses. General and administrative expenses were RMB109.1 million (US$17.1 million), representing a year-over-year decrease of 47.8%. The decrease was mainly due to the decrease of share-based compensation expenses and professional fee, of which has been partially offset by the increased staff cost.

•	Impairment of intangible assets and goodwill. Impairment of intangible assets and goodwill were RMB109.9 million (US$17.2 million).

Operating loss

Operating loss was RMB310.7 million (US$48.8 million), compared with RMB234.7 million in the full year of 2020.

Income tax benefit/(expense)

Income tax expense was RMB0.8 million (US$0.1million), compared with income tax benefit of RMB1.4 million in the full year of 2020.

Net loss

Net loss was RMB309.6 million (US$48.6 million), compared with RMB221.9 million in the full year of 2020.

Adjusted net loss (Non-GAAP)

Adjusted net loss was RMB177.7 million (US$27.9 million) compared with RMB38.5 million in the full year of 2020.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity's mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as Adjusted net (loss)/income, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines Adjusted net (loss)/income as net (loss)/income before share-based compensation expenses, amortization related to intangible assets resulting from acquisitions, income tax related to intangible assets resulting from acquisitions, impairment of intangible assets and goodwill and changes in fair value of financial instruments. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	439,492,788	349,785,624	54,888,997
Term deposits	172,257,360	-	-
Accounts receivable, net	5,588,023	12,878,562	2,020,927
Inventories	6,853,202	7,401,509	1,161,458
Prepayments and other current assets	58,629,416	99,777,088	15,657,202
Total current assets	682,820,789	469,842,783	73,728,584

Non-current assets:
Investment securities	50,000	-	-
Property and equipment, net	11,445,548	11,186,159	1,755,352
Intangible assets and goodwill	248,087,080	125,956,181	19,765,273
Other non-current assets	2,426,128	3,177,465	498,614
Total non-current assets	262,008,756	140,319,805	22,019,239
TOTAL ASSETS	944,829,545	610,162,588	95,747,823

LIABILITIES
Current liabilities:
Accounts payable	20,372,680	28,507,188	4,473,400
Deferred revenue	35,226,237	35,796,254	5,617,213
Income tax payable	2,122,765	5,047,173	792,012
Accrued expenses and other current liabilities	118,958,796	82,962,351	13,018,602
Total current liabilities	176,680,478	152,312,966	23,901,227

Non-current liabilities
Deferred income tax liabilities	10,954,883	9,603,096	1,506,935
Other non-current liabilities	-	2,300,000	360,920
Total non-current liabilities	10,954,883	11,903,096	1,867,855
Total liabilities	187,635,361	164,216,062	25,769,082

SHAREHOLDERS’ EQUITY:
Ordinary shares[5]	12,018	12,605	1,978
Additional paid-in capital	2,188,870,625	2,204,845,216	345,988,328
Accumulated other comprehensive loss	(107,514,737)	(125,113,629)	(19,633,059)
Accumulated deficit	(1,324,173,722)	(1,633,797,666)	(256,378,506)
Total shareholders' equity	757,194,184	445,946,526	69,978,741

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	944,829,545	610,162,588	95,747,823

5 As of December 31, 2021, there were 13,618,609 Class A Ordinary Shares and 5,114,840 Class B ordinary shares issued and outstanding.

BlueCity Holdings Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	278,794,809	243,581,227	38,223,210	1,031,323,444	1,076,591,430	168,940,688
Cost and expenses:
Cost of revenues	(209,323,409)	(165,949,921)	(26,041,164)	(720,370,586)	(728,065,167)	(114,249,312)
Selling and marketing expenses	(49,678,830)	(29,269,267)	(4,592,987)	(187,281,558)	(220,464,208)	(34,595,645)
Technology and development expenses	(37,347,536)	(53,830,172)	(8,447,129)	(149,255,609)	(219,741,246)	(34,482,197)
General and administrative expenses	(56,536,147)	(36,857,740)	(5,783,784)	(209,086,316)	(109,149,156)	(17,127,884)
Impairment of intangible assets and goodwill	-	(103,894,326)	(16,303,287)	-	(109,864,249)	(17,240,098)
Total cost and expenses	(352,885,922)	(389,801,426)	(61,168,351)	(1,265,994,069)	(1,387,284,026)	(217,695,136)
Operating loss	(74,091,113)	(146,220,199)	(22,945,141)	(234,670,625)	(310,692,596)	(48,754,448)
Change in fair value of financial instruments	-	-	-	(5,247)	-	-
Gain on disposal of an investment security	-	-	-	4,863,233	-	-
Interest (expenses)/income, net	(869,372)	515,040	80,821	6,517,961	1,889,658	296,529
Loss before income taxes	(74,960,485)	(145,705,159)	(22,864,320)	(223,294,678)	(308,802,938)	(48,457,919)
Income tax benefit/(expense)	1,883,688	(2,992,874)	(469,647)	1,441,814	(821,006)	(128,834)
Net loss	(73,076,797)	(148,698,033)	(23,333,967)	(221,852,864)	(309,623,944)	(48,586,753)
Reversal of accretion and modification of Redeemable Convertible Preferred Shares to redemption value	-	-	-	244,080,678	-	-
Net (loss)/income available for distribution	(73,076,797)	(148,698,033)	(23,333,967)	22,227,814	(309,623,944)	(48,586,753)

Net loss	(73,076,797)	(148,698,033)	(23,333,967)	(221,852,864)	(309,623,944)	(48,586,753)
Other comprehensive loss
Unrealized gains on an available-for-sale investment, net of nil income taxes	-	-	-	1,456,370	-	-
Reclassification adjustment for gains on available-for-sale investment realized in net income, net of nil income taxes	-	-	-	(4,863,233)	-	-
Foreign currency translation adjustment, net of nil income taxes	(27,700,960)	(4,852,938)	(761,532)	(63,005,931)	(17,598,892)	(2,761,650)
Comprehensive loss	(100,777,757)	(153,550,971)	(24,095,499)	(288,265,658)	(327,222,836)	(51,348,403)

BlueCity Holdings Limited
NOTES TO UNAUDITED FINANCIAL INFORMATION

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
—Cost of revenues	972,762	546,546	85,765	11,698,603	2,140,523	335,895
—Selling and marketing expenses	890,690	2,459,057	385,880	16,922,885	7,678,680	1,204,952
—Technology and development expenses	186,103	1,385,787	217,460	16,737,624	5,261,231	825,602
—General and administrative expenses	35,061,781	4,434,766	695,912	141,544,319	830,710	130,357
Total	37,111,336	8,826,156	1,385,017	186,903,431	15,911,144	2,496,806

Amortization related to intangible assets resulting from acquisitions included in:
—Cost of revenues	812,487	1,498,476	235,144	1,429,116	6,236,802	978,690
—Selling and marketing expenses	287,232	433,124	67,967	287,232	1,989,644	312,219
Total	1,099,719	1,931,600	303,111	1,716,348	8,226,446	1,290,909

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Years Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(73,076,797)	(148,698,033)	(23,333,967)	(221,852,864)	(309,623,944)	(48,586,753)
Add:
Share-based compensation expenses	37,111,336	8,826,156	1,385,016	186,903,431	15,911,144	2,496,806
Amortization related to intangible assets resulting from acquisitions	1,099,719	1,931,600	303,111	1,716,348	8,226,446	1,290,909
Income tax related to intangible assets resulting from acquisitions	(274,930)	(482,900)	(75,778)	(429,087)	(2,056,612)	(322,727)
Impairment of intangible assets and goodwill	-	103,894,326	16,303,287	-	109,864,249	17,240,098
Changes in fair value of financial instruments	-	-	-	(4,857,986)	-	-
Adjusted net loss	(35,140,672)	(34,528,851)	(5,418,331)	(38,520,158)	(177,678,717)	(27,881,667)